SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                               DRYPERS CORPORATION
                                (Name of Issuer)

                          COMMON STOCK $ .001 PAR VALUE
                         (Title of Class of Securities)

                                  262497308
                                 (CUSIP Number)

          KELLY GAUGER C/O DRYPERS CORPORATION 1415 WEST LOOP NORTH
                              HOUSTON, TEXAS 77055
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 MARCH 29, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------             ----------------------------------
CUSIP NO.  262497308                13 D              Page 2 of 17 Pages
--------------------------------             ----------------------------------
-------------------------------------------------------------------------------
                NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       1         TERRY A. TOGNIETTI
-------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A)  [ ]

       2                                                               (B)  [ ]
-------------------------------------------------------------------------------
                SEC USE ONLY

       3
-------------------------------------------------------------------------------

                SOURCE OF FUNDS

       4         00 (SEE EXHIBIT A)
-------------------------------------------------------------------------------

                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

       5                                                                    [ ]
-------------------------------------------------------------------------------

                CITIZENSHIP OR PLACE OF ORGANIZATION

       6         USA
-------------------------------------------------------------------------------
     NUMBER OF
      SHARES
   BENEFICIALLY
       OWNED
      BY EACH
     REPORTING             SOLE VOTING POWER
       PERSON
       WITH           7            658,691
                    -----------------------------------------------------------

                               SHARED VOTING POWER
                      8                - 0 -
                    -----------------------------------------------------------
                             SOLE DISPOSITIVE POWER
                      9            658,691
                    -----------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                      10               - 0 -
-------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11         658,691
-------------------------------------------------------------------------------
                CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES
      12                                                                    [ ]
-------------------------------------------------------------------------------

                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13         8.56%
-------------------------------------------------------------------------------

                TYPE OF REPORTING PERSON

      14         IN
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1.     SECURITY AND ISSUER

            The equity securities to which this statement relates are the common stock, par value $ .001 per share (the "Common Stock"), of Drypers Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1415 West Loop North, Houston, Texas 77055.

ITEM 2.     IDENTITY AND BACKGROUND

            (a)  -  (c)  This  statement  is  being  filed  by  Mr.  Terry  A.
Tognietti. Mr. Tognietti 's principal business address is 1415 West Loop North, Houston, Texas 77055. Mr. Tognietti is a Co-Chief Executive Officer of the Company. The Company is a manufacturer of disposable baby diapers.

            (d)-(e) During the last five years, Mr. Tognietti has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)       Mr.  Tognietti is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                                 SEE EXHIBIT A.

ITEM 4.     PURPOSE OF TRANSACTION

                                 SEE EXHIBIT B.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER

      (a)   AMOUNT OF SHARES BENEFICIALLY OWNED BY MR.  TOGNIETTI:
            Direct ownership of common stock 658,691

            Indirect ownership of common stock - 0 -

            PERCENTAGE OF SHARES BENEFICIALLY OWNED BY MR.  TOGNIETTI:  8.56%


      (b)   NUMBER OF SHARES AS TO WHICH MR. TOGNIETTI  HAS THE:
            Sole power to vote or to direct the vote                  658,691
            Shared power to vote or to direct the vote                - 0 -
            Sole power to dispose of or to direct the disposition of  658,691
            Shared power to dispose or to direct the disposition of   - 0 -

      (C) Except as described in Item 4 hereof, Mr. TOGNIETTI has not effected any transactions with respect to the Common Stock during the past 60 days.

      (D)   N/A

      (E)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER - None -


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS. - EXHIBIT C

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 02/10/97                                /s/  TERRY A. TOGNIETTI
                                                    Terry A. Tognietti

                                    EXHIBIT A

In August 1991, three of the management stockholders assembled a group of investors to purchase Veragon Corporation ("Veragon" or "Predecessor Company") from its previous stockholders. In connection with this purchase, VRG Holding corporation was formed for purposes of purchasing all stock of the Veragon Corporation, and Veragon became a wholly owned subsidiary of VRG Holding Corporation. Through a series of transactions in 1992, VRG Holding Corporation and Veragon were merged, and the company changed its name to Drypers Corporation (the "Company"). Mr. Tognietti purchased 83,250 shares of stock of the Company from two management stockholders with funds obtained through a personal bank loan. Effective May 31, 1992 and November 10, 1992, the Company purchased all of the capital stock of VMG Holdings Corporation ("VMG") and UltraCare Products, Inc.("UltraCare"), respectively. The Company funded these acquisitions through the issuance of various debt and equity instruments. Mr. Tognietti received 56,666 shares of the Company's stock in connection with the VMG acquisition and exchanged warrants acquired as a result of the VRG Holding Corporation transaction above for 1,250 shares of the Company's stock in connection with the UltraCare acquisition. On March 11, 1994, 3,335,000 shares of the Company's common stock were sold in an initial public offering. The above transactions describe the history supporting the 141,166 shares of the Company's common stock that Mr. Tognietti owns as of December 31, 1996. In arriving at Mr. Tognietti's percentage of beneficial ownership, 10,389 and 507,136 shares of common stock issuable upon exercise of warrants and options, respectively, have been included. These warrants and options were awarded to Mr. Tognietti throughout 1991 through 1996 as part of his total compensation package for services rendered to the Company in a management capacity. Total shares of common stock beneficially owned by Mr. Tognietti as of December 31, 1996, are 658,691, or 8.56%.

                                    EXHIBIT B

The Common Stock has been acquired by Mr. Tognietti for investment purposes. Mr. Tognietti has no current plans or knows of any proposals with respect to (a) the acquisition or disposition of any securities of the Company, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the company, (f) any other material change in the company's business or corporate structure, (g) any changes in the Company's charter bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person, (h) causing a class of securities of the company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) any class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

                                   EXHIBIT C

                                PROMISSORY NOTE

 PRINCIPAL   LOAN DATE    MATURITY   LOAN NO.  CALL  COLLATERAL  ACCOUNT  OFFICER  INITIALS
$194,888.24  07-28-1995  07-28-1997   408400            068       3492      FDP

  References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.

BORROWER: TERRY TOGNIETTI               LENDER: SOUTHWEST BANK OF TEXAS, N.A.
          (SSN: ###-##-####)                    GALLERIA
          630 ALDERSGATE CT.                    4295 SAN FELIPE SUITE 100
          KATY, TX 77450                        PO BOX 27459
                                                HOUSTON, TX 77227-7459
================================================================================
PRINCIPAL AMOUNT:                INITIAL RATE:                 DATE OF NOTE:
 $194,888.24                         9.250%                    JULY 28,1995

PROMISE TO PAY. Terry Tognietti ("Borrower") promises to pay to SOUTHWEST BANK OF TEXAS, N.A. ("Lender"), or order, in lawful money of the United States of America, the principal amount of One Hundred Ninety Four Thousand Eight Hundred Eighty Eight & 24/100 Dollars ($194,888.24), together with interest on the unpaid principal balance from July 28, 1995, until maturity.

PAYMENT. Subject to any payment changes resulting from changes in the Index, Borrower will pay this loan on demand, or if no demand is made, in 7 regular payments of $7,500.00 each and one irregular last payment estimated at $176,991.37. Borrower's first payment is due October 28, 1995, and all subsequent payments are due on the same day of each quarter after that. Borrower's final payment due July 28, 1997, will be for all principal and all accrued interest not yet paid. Payments include principal and interest. Interest on this Note is computed on a 365/360 simple interest basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding, unless such calculation would result in a usurious rate, in which case interest shall be calculated on a per diem basis of a year of 365 or 366 days, as the case may be. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing. Unless otherwise agreed or required by applicable law, payments will be applied first to accrued unpaid interest, then to principal, and any remaining amount to any unpaid collection costs and late charges.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an index which is the Southwest Bank of Texas, N.A. prime rate (the "Index"). Southwest Bank of Texas, N.A. prime rate of interest is the rate of interest established by the Bank from time to time as its prime rate. The rate is set by the Bank as a general reference rate of interest, taking into account such factors as the Bank may deem appropriate, it being understood that many of the Bank's consumer and other loans are priced in relation to such rate, that it is not necessarily the lowest or best rate actually charged any customer and that the Bank may make various consumer or other loans at rates of interest having no relationship to such rate. Lender will tell Borrower the current Index rate upon Borrower's request. Borrower understands that Lender may make loans based on other rates as well. The interest rate change will not occur more often than each day. The Index currently is 8.750% per annum. The interest rate to be applied prior to maturity to the unpaid principal balance of this Note will be at a rate of 0.500 percentage points over the Index, resulting in an initial rate of 9.250% per annum. NOTICE: Under no circumstances will the interest rate on this Note be more than the maximum rate allowed by applicable law. For purposes of this Note, the "maximum rate allowed by applicable law" means the greater of (a) the maximum rate of interest permitted under federal or other law applicable to the indebtedness evidenced by this Note, or (b) the "Indicated Rate Ceiling" as referred to in Article 5069-1.04 (a)(1) V.T.C.S. Whenever increases occur in the interest rate, Lender, at its option, may do one or more of the following: (a) increase Borrower's payments to ensure Borrower's loan will pay off by its original final maturity date, (b) increase Borrower's payments to cover accruing interest, (c) increase the number of Borrower's payments, and (d) continue Borrower's payments at the same amount and increase Borrower's final payment.

PREPAYMENT. Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments under the payment schedule. Rather, they will reduce the principal balance due and may result in Borrower making fewer payments.

POST MATURITY RATE. The Post Maturity Rate on this Note is the maximum rate allowed by applicable law. Borrower will pay interest on all sums due after final maturity, whether by acceleration or otherwise, at that rate, with the exception of any amounts added to the principal balance of this Note based on Lender's payment of insurance premiums, which will continue to accrue interest at the pre-maturity rate.

DEFAULT. Borrower will be in default if any of the following happens: (a) Borrower fails to make any payment when due. (b) Borrower breaks any promise Borrower has made to Lender, or Borrower fails to perform promptly at the time and strictly in the manner provided in this Note or any agreement related to this Note, or in any other agreement or loan Borrower has with Lender. (c) Any representation or statement made or furnished to Lender by Borrower or on Borrower's behalf is false or misleading in any material respect. (d) Borrower dies or becomes insolvent, a receiver is appointed for any part of Borrower's property, Borrower makes an assignment for the benefit of creditors, or any proceeding is commenced either by Borrower or against Borrower under any bankruptcy or insolvency laws. (e) Any creditor tries to take any of Broower's property on or in which Lender has a lien or security interest. This includes a garnishment of any of Borrower's accounts with Lender. (f) Any of the events described in this default section occurs with respect to any guarantor of this Note. (g) Lender in good faith deems itself insecure.

If any default, other than a default in payment, is curable, it may be cured (and no event of default will have occurred) if Borrower, after receiving written notice from Lender demanding cure of such default: (a) cures the default within fifteen (15) days; or (b) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and copmletes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire indebtedness, including the unpaid principal balance on this Note, all accrued unpaid interest, and all other amounts, costs and expenses for which Borrower is responsible under this Note or any other agreement with Lender pertaining to this loan, immediately due, without notice, and then Borrower will pay that amount. Lender may hire an attorney to help collect this Note if Borrower does not pay, and Borrower will pay Lender's reasonable attorneys' fees. Borrower also will pay Lender all other amounts actually incurred by Lender as court costs, lawful fees for filing, recording, or releasing to any public office any instrument securing this loan; the reasonable cost actually expended for repossessing, storing, preparing for sale, and selling any security; and fees for noting a lien on or transferring a certificate of title to any motor vehicle offered as security for this loan, or premiums or identifiable charges received in connection with the sale of authorized insurance. This Note has been delivered to Lender and accepted by Lender in the State of Texas. If there is a lawsuit, and if the transaction evidenced by this Note occurred in Harris County, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of Harris County, the State of Texas. This Note shall be governed by and construed in accordance with the laws of the State of Texas and applicable Federal laws.

RIGHT OF SETOFF. Borrower grants to Lender a contractual possessory security interest in, and hereby assigns, conveys, delivers, pledges, and transfers to Lender all Borrower's right, title and interest in and to, Borrower's accounts with Lender (whether checking, savings, or some other account), including without limitation all accounts held jointly with someone else and all accounts Borrower may open in the future, excluding however all IRA, Keogh, and trust accounts. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on this Note against any and all such accounts.

FASCIMILE PROVISION. All Parties agree that any executed fascimile (faxed) copy of this document shall be deemed to be of the same force and effect as the original, manually executed document.

RENEWAL AND EXTENSION. This Note is given in renewal and extension and not in novation of the following described indebtedness: That certain Promissory Note from Terry Tognietti to Lender dated July 28, 1994 in the original amount of $204,000.00.

GENERAL PROVISIONS. This Note is payable on demand. The inclusion of specific default provisions or rights of Lender shall not preclude Lender's right to declare payment of this Note on its demand. If any part of this Note cannot be enforced, this fact will not affect the rest of the Note. In particular, this section means (among other things) that Borrower does not agree or intend to pay, and Lender does not agree or intend to contract for, charge, collect, take, reserve or receive (collectively referred to herein as "charge or collect"), any amount in the nature of interest or in the nature of a fee for this loan, which would in any way or event (including demand, prepayment, or acceleration) cause Lender to charge or collect more for this loan than the maximum Lender would be permitted to charge or collect by federal law or the law of the State of Texas (as applicable). Any such excess interest or unauthorized fee shall, instead of anything stated to the contrary, be applied first to reduce the principal balance of this loan, and when the principal has been paid in full, be refunded to Borrower. The right to accelerate maturity of sums due under this Note does not include the right to accelerate any interest which has not otherwise accrued on the date of such acceleration, and Lender does not intend to charge or collect any unearned interest in the event of acceleration. All sums paid or agreed to be paid to Lender for the use, forbearance or detention of sums due hereunder shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full term of the loan evidenced by this Note until payment in full so that the rate or amount of interest on account of the loan evidenced hereby does not exceed the applicable usury ceiling. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, protest, notice of dishonor, notice of intent to accelerate the maturity of this Note, and notice of acceleration of the maturity of this Note. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan, or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made.

                                    9 of 12

                     DISBURSEMENT REQUEST AND AUTHORIZATION

 PRINCIPAL   LOAN DATE    MATURITY   LOAN NO.  CALL  COLLATERAL  ACCOUNT  OFFICER  INITIALS
$194,888.24  07-28-1995  07-28-1997   408400            068       3492      FDP

  References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.

BORROWER: TERRY TOGNIETTI               LENDER: SOUTHWEST BANK OF TEXAS, N.A.
          (SSN: ###-##-####)                    GALLERIA
          630 ALDERSGATE CT.                    4295 SAN FELIPE SUITE 100
          KATY, TX 77450                        PO BOX 27459
                                                HOUSTON, TX 77227-7459
================================================================================

LOAN TYPE. This is a Chapter 1 non-precomputed Variable Rate (0.500% over Southwest Bank of Texas N.A. prime rate, making an initial rate of 9.250%), Balloon Loan to an individual for $194,888.24 due on July 28, 1997. This is a secured renewal of the following described indebtedness: That certain Promissory Note from Terry Tognietti to Lender dated July 28, 1994 in the original amount of $204,000.00.

PRIMARY PURPOSE OF LOAN. The primary purpose of this loan is for:

[_] Personal, Family or Household Purposes.
[_] Personal Investment.
[_] Motor Vehicle Purchase for Other Than Personal, Family or Household
    Purposes.
[X] Business, Agricultural and All Other.

SPECIFIC PURPOSE. This specific purpose of this loan is: Renewal/Originally for investment in new company - Drypers Holding Corporation.

DISBURSEMENT INSTRUCTIONS. Borrower understands that no loan proceeds will be disbursed until all of Lender's conditions for making the loan have been satisfied. Please disburse the loan proceeds of $194,888.24 as follows:

Amount paid on Borrower's account:                     $194,888.24
$194,888.24 Payment on Loan #408400/Renewal
                                                       -----------
Note Principal:                                        $194,888.24

CHARGES PAID IN CASH. Borrower has paid or will pay in cash as agreed the following charges:

Prepaid Finance Charges Paid in Cash:                  $      0.00
Other Charges Paid in Cash:                            $  4,655.31
     $4,655.31 Interest thru 7-28-95
                                                       -----------
Total Charges Paid In Cash:                            $  4,655.31

FASCIMILE PROVISION. All Parties agree that any executed fascimile (faxed) copy of this document shall be deemed to be of the same force and effect as the original, manually executed document.

FINANCIAL CONDITION. BY SIGNING THIS AUTHORIZATION, BORROWER REPRESENTS AND WARRANTS TO LENDER THAT THE INFORMATION PROVIDED ABOVE IS TRUE AND CORRECT AND THAT THERE HAS BEEN NO ADVERSE CHANGE IN BORROWER'S FINANCIAL CONDITION AS DISCLOSED IN BORROWER'S MOST RECENT FINANCIAL STATEMENT TO LENDER. THIS AUTHORIZATION IS DATED JULY 28, 1995.

BORROWER:
/s/ TERRY TOGNIETTI
Terry Tognietti

================================================================================

                                    10 of 12

REPORTING BURDEN

Public reporting burden for this collection of            F.R. U-1
information is estimated to average 1.88 minutes (0.031   O.M.B. No 7100-0115
hours) per response, including the time for reviewing     Approval Expires
instructions, searching existing data sources,              June 30, 1994
gathering and maintaining the data needed, and completing and reviewing the collection of information.
Send comments regarding this burden estimate, including suggestions for reducing this burden, to Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, N.W., Washington, D.C. 20551; and to the
Office of Management and Budget, Paperwork Reduction
Project (7100-0115), Washington, D.C. 20503.

                BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
                Statement of Purpose for an Extension of Credit
                            Secured By Margin Stock

                         SOUTHWEST BANK OF TEXAS, N.A.
                         -----------------------------
                                  Name of Bank

                           (Federal Reserve Form U-1)

       This form is required by law (15 U.S.C. 78g and 78w; 12 CFR 221).

INSTRUCTIONS

1. This form must be completed when a bank extends credit in excess of $100,000 secured directly or indirectly, in whole or in part, by any margin stock.

2. The term "margin stock" is defined in Regulation U (12 CFR 221) and includes, principally: (1) stocks that are registered on a national securities exchange or that are on the Federal Reserve Board's List of Marginable OTC Stocks; (2) debt securities (bonds) that are convertible into margin stocks; (3) any over-the-counter security designated as qualified for trading in the National Market System under a designation plan approved by the Securities and Exchange Commission (NMS security); and
     (4) shares of mutual funds, unless 95 per cent of the assets of the fund are continuously invested in U.S. government, agency, state, or municipal obligations.

3.   Please print or type (if space is inadequate, attach separate sheet).

PART I. To be completed by borrower(s).

1.   What is the amount of the credit being extended? $194,888.24

2.   Will any part of this credit be used to purchase or carry margin stock?
     [X] Yes [ ] No

If the answer is "no", describe the specific purpose of the credit. ___________
_______________________________________________________________________________
_______________________________________________________________________________

I (we) have read this form and certify that to the best of my (our) knowledge and belief the information given is true, accurate, and complete, and that the margin stock and any other securities collateralizing this credit are authentic, genuine, unaltered, and not stolen, forged, or counterfeit.

Signed:                                 Signed:

/s/ TERRY A. TOGNIETTI       8/5/95
-----------------------------------     -----------------------------------
Borrower's Signature         Date       Borrower's Signature         Date

Terry A. Tognietti
-----------------------------------     -----------------------------------
Print or Type Name                      Print or Type Name

                    This form should not be signed in blank.

        A borrower who falsely certifies the purpose of a credit on this form or otherwise willfully or intentionally evades the provisions of Regulation U will also violate Federal Reserve Regulation X,
                    "Borrowers Who Obtain Securites Credit."


                                    11 of 12

                            NOTICE OF FINAL AGREEMENT

 PRINCIPAL   LOAN DATE    MATURITY   LOAN NO.  CALL  COLLATERAL  ACCOUNT  OFFICER  INITIALS
$194,888.24  07-28-1995  07-28-1997   408400            068       3492      FDP

  References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.

BORROWER: TERRY TOGNIETTI               LENDER: SOUTHWEST BANK OF TEXAS, N.A.
          (SSN: ###-##-####)                    GALLERIA
          630 ALDERSGATE CT.                    4295 SAN FELIPE SUITE 100
          KATY, TX 77450                        PO BOX 27459
                                                HOUSTON, TX 77227-7459
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THE WRITTEN LOAN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES
AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

As used in this Notice, the following terms have the following meanings:

     Loan. The term "Loan" means the following described loan: a Chapter 1 non-precomputed Variable Rate (0.500% over Southwest Bank of Texas N.A. prime rate, making an initial rate of 9.250%), Nondisclosable Balloon Loan to an individual for $194,888.24 due on July 28, 1997. This is a secured renewal of the following described indebtedness: That certain Promissory Note from Terry Tognietti to Lender dated July 28, 1994 in the original amount of $204,000.00.

     Parties. The term "Parties" means SOUTHWEST BANK OF TEXAS, N.A. and any and all entities or individuals who are obligated to repay the loan or have pledged property as security for the Loan, including without limitation the following:

          Borrower: Terry Tognietti
          Grantor:  Terry A. Togneitti

     Loan Agreement. The term "Loan Agreement" means one or more promises, promissory notes, agreements, undertakings, security agreements, deeds of trust or other documents, or commitments, or any combination of those actions or documents, relating to the Loan, including without limitation the following:

          Promissory Note / Change In Terms Agr.
          Commercial Pledge Agreement
          Regulation U-1 Statement
          Irrevocable Stock or Bond Power
          Collateral Receipt
          Disbursement Request and Authorization
          Notice of Final Agreement
          * Corporate Papers
          * Arbitration Agreement
          _____ * Fee - Cert of Goodstanding/Existence/Etc.

This Notice of Final Agreement is given by SOUTHWEST BANK OF TEXAS, N.A. pursuant to Section 26.02 of the Texas Business and Commerce Code. Each Party who signs below, other than SOUTHWEST BANK OF TEXAS, N.A., acknowledges, represents, and warrants to SOUTHWEST BANK OF TEXAS, N.A. that it has received, read and understood this Notice of Final Agreement. This Notice is dated July 28, 1995.

BORROWER:

/s/ TERRY TOGNEITTI
Terry Togneitti

GRANTOR:

/s/ TERRY A. TOGNEITTI
Terry A. Togneitti

LENDER:

SOUTHWEST BANK OF TEXAS, N.A.

By: _________________________
    Authorized Officer

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